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                      Global Crossing North America, Inc.
                           1080 Pittsford-Victor Road
                           Pittsford, New York 14534



                                             November 17, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


         Re:      Global Crossing North America, Inc.
                  Request for Withdrawal of  Form T-3 (No. 22-28634)
                  --------------------------------------------------

Ladies and Gentlemen:

          Pursuant to Section 307 of the Trust Indenture Act of 1939, as amended, request is hereby made by Global Crossing North America, Inc., a New York corporation (the "Company"), to withdraw the Application for Qualification of Indenture on Form T-3 (No. 22-28634) (the "Application"), filed by the Company with the Securities and Exchange Commission on October 29, 2002, as amended by Amendment No. 1 to Form T-3, filed on November 21, 2002, relating to the qualification of the indenture governing the Company's proposed issuance of 11% Senior Secured Notes due 2006. The Application has not been declared effective, and no securities were issued under such indenture.

         The Company is making this request for withdrawal because the issuer of the Notes was changed from the Company to Global Crossing North American Holdings, Inc. ("Holdings"). A new Application for Qualification of Indenture on Form T-3 has been filed with the Commission on November 7, 2003, relating to the qualification of the indenture governing the proposed 11% Senior Secured Notes due 2006 to be issued by Holdings. Accordingly, the Company respectfully requests the Commission to (1) grant the application of the Company to have the Application withdrawn pursuant to Section 307 of the Trust Indenture Act of 1939 and (2) issue an appropriate order to be included in the file for the Application to the effect that the Application has been "Withdrawn upon the request of the Applicant, the Commission consenting thereto."


                                       Very truly yours,

                                       GLOBAL CROSSING NORTH
                                       AMERICA, INC.


                                       By:      /s/  Mitchell Sussis
                                          -------------------------------------
                                                Mitchell Sussis
                                                Vice President